February 7, 2008

Mr. Robert Telewicz
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    LIBERTY TAX CREDIT PLUS II L.P.
       FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2007
       FILED JUNE 28, 2007
       FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007 FILED NOVEMBER 6, 2007
       FILE NO. 000-24660

Dear Mr. Telewicz:

This letter is in response to the comments in your letter to Robert L. Levy dated January 28, 2008 with respect to the above referenced 10-K and 10-Q filings for Liberty Tax Credit Plus II L.P. (the "Partnership").

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007
-------------------------------------------

FINANCIAL STATEMENTS
--------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 16
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   1.  IN  CONNECTION  WITH THE  AUDITS  OF THE  FINANCIAL  STATEMENTS  FOR EACH
       SUBSIDIARY  PARTNERSHIP,  WE NOTE THAT  CERTAIN OF YOUR  AUDITORS ARE NOT
       REGISTERED   PUBLIC   ACCOUNTING  FIRMS  WITH  THE  PCAOB.  TELL  US  THE
       CONSIDERATION YOU GAVE TO PCAOB RELEASE 2003-7 AS IT RELATES TO THE REGISTRATION OF ANY PUBLIC ACCOUNTING FIRM THAT PLAYS A SUBSTANTIAL ROLE IN THE PREPARATION OR FURNISHING OF AN AUDIT REPORT WITH RESPECT TO ANY ISSUER.

The Partnership has been monitoring the registration of its Local Partnership auditors with the PCAOB for some time now. For the year ended March 31, 2007, there were no Local Partnership auditors who audited 20% or more of the Partnership's total consolidated assets or total consolidated revenue and who were not registered with the PCAOB. The Partnership will continue to monitor the registration of its Local Partnership auditors with the PCAOB as the percentages of each Local Partnership change each year to ensure that any Local Partnership auditor who is not registered with the PCAOB will not "play a substantial role in the operation or furnishing of an audit report". If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.

                               Very truly yours,

                               Liberty Tax Credit Plus II L.P.

                               By:    Related Liberty
                                      Associates II L.P., General Partner

                                      By:    Related Liberty
                                             Associates II Inc., General Partner

                                             By:   /s/ Robert L. Levy
                                                   ------------------
                                                   Robert L. Levy
                                                   (Chief Financial Officer)